

May 1, 2025

David Arthur
President and Chief Executive Officer
Salarius Pharmaceuticals, Inc.
2450 Holcombe Blvd
Suite X
Houston, TX 77021

      **Re: Salarius Pharmaceuticals, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 17, 2025
File No. 333-284368**

Dear David Arthur:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 18, 2025 letter.

Amendment No.1 to Registration Statement on Form S-1

Prospectus Summary

Description of Decoy's Business and the Combined Company's Proposed Business, page 8

1.   Please revise page 9 where you disclose that "Decoy announced that these antiviral drug candidates previously designed by its IMP3 ACT™ platform to be broadly effective against viruses of the paramyxoviridae family" to disclose these results were "based on molecular dynamics modeling" as you disclose on page 109; summarize the results from the molecular dynamics model supporting your conclusions; and disclose that similar results may not be replicable in in vitro studies, in vivo studies and clinical trials. Revise the disclosure on page 109 to disclose in further detail the design and results of the molecular dynamics model supporting your conclusions.

Use of Proceeds, page 63

2.   We note your response to prior comment 4 and reissue the comment in part. Please revise to describe briefly the activities you intend to conduct to support the filing of an initial new drug application for Decoy's pan-Coronavirus fusion inhibitor program in COVID-19.

Decoy's Business
Decoy's Drug Development Programs, page 82

3.   Please revise your pipeline table on page 82 to disclose you are developing SP-2577 as a combination therapy with azacytidine.

Grant Agreements, page 86

4.   We note your response to prior comment 7 and reissue the comment in part. Please revise to disclose the termination provisions of the Gates Grant Agreement and the letter agreements with JJI.

Underwrting, page 185

5.   We note your disclosure that the financing will close concurrently with the Merger Closing. With a view to disclosure, please tell us whether Decoy will be a signatory to the Underwriting Agreement. If it will not be a signatory, then explain to us whether the underwriters will conduct a due diligence evaluation with respect to Decoy that is commensurate with the evaluation that would be conducted if Decoy were a registrant conducting a firm-commitment IPO. Explain any material differences in the diligence, as applicable.

Unaudited Pro Forma Consolidated Combined Balance Sheet, page 194

6.   Please revise the column heading for the adjustment as Note 5 to correspond to where the adjustments are located in the notes.

Unaudited Pro Forma Consolidated Combined Financial Information
Notes to the Unaudited Pro Forma Consolidated Combined Financial Information
5. Pro Forma Adjustments, page 199

7.   With regards to adjustment (a), please address the following:

        a. Explain what the $6.1 million in net proceeds is net of, as disclosures also state the Qualified Financing is offset by $1.1 million in costs associated with the Qualified Financing. It's not clear if the $6.1 million is the gross proceeds or the net proceeds considering $6 million is also in parentheses after Qualified Financing.

        b. Revise disclosures to clearly explain how the adjustment of $5,743 million on the Unaudited Pro Forma Consolidated Combined Balance Sheet for line item Cash and Cash Equivalents is calculated. Add relative quantitative values to the discussion that sum to the adjustment amount.

8.   With regards to adjustment (b), please revise disclosures to clearly explain how the adjustment of $2,369 million on the Unaudited Pro Forma Consolidated Combined

Balance Sheet for line item Cash and Cash Equivalents is calculated. Add relative quantitative values to the discussion that sum to the adjustment amount.

9. With regards to adjustments (e), (f), and (g) to line item Additional Paid-in-Capital in the amount of $60,557 million, please revise disclosures in the note to clearly explain how the adjustment was calculated. Add relative quantitative values to the discussion that sum to the adjustment amount.

10. With regards to adjustment (h), there is not a reference to this adjustment on the Unaudited Pro Forma Consolidated Combined Balance Sheet. Consider adding (h) to the Transaction Accounting Adjustments column, at line item Total Stockholders' Equity (Deficit) as the total adjustment for Stockholders' Equity from the table at page 201 is the total of the Financing adjustments and Transaction adjustments for this line item.

General

11. We note that your Form 8-K filed on April 25, 2025 indicates you are not in compliance with Nasdaq's minimum bid price requirement of $1.00 per share. We also note that your disclosure on page 166 appears to indicate that this financing will be priced at less than $1.00 per share. We further note your disclosure on page 35 indicates that you are not eligible for any compliance period to address a minimum bid price deficiency and that you could be delisted from Nasdaq as early as May 2025. Accordingly, describe the plan you intend to present to the Nasdaq Hearings Panel "to regain compliance with the Minimum Bid Price Requirement and the Equity Standard in connection with the Company's planned merger transaction with Decoy Therapeutics Inc." and explain whether there is a material risk that you could be delisted immediately following the closings of the financing and the Merger regardless of your ability to execute upon your plan.

12. We note your revised disclosure in response to prior comment 2. Please tell us why the combined company is delaying the initial listing application until after the Merger has closed. As applicable, tell us whether the timing of this application is dictated by Nasdaq's rules.

Please contact Christine Torney at 202-551-3652 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stephen Nicolai